N-SAR ATTACHMENT
                                Item 77(C)

     At a Special Meeting of Stockholders of the Registrant held on December 3, 1996, the Stockholders approved a new Investment Advisory Agreement between the Registrant and Quest Advisory Corp. as follows:



     Votes Cast For      Votes Cast Against            Votes Abstained

     8,397,503           108,366                  57,232